SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Pacific Ethanol, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

69423U305

(CUSIP Number)

Janet Miller

Chief Operating Officer and General Counsel

Candlewood Investment Group, LP

555 Theodore Fremd Ave., Suite C-303

Rye, NY 10580

(212) 493-4495

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69423U305

1.	Names of Reporting Persons. Candlewood Investment Group, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,603,196
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,603,196

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,603,196
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 69423U305

1.	Names of Reporting Persons. Michael Lau
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,284
	8.	Shared Voting Power 3,603,196
	9.	Sole Dispositive Power 7,284
	10.	Shared Dispositive Power 3,603,196

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,610,480
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69423U305

1.	Names of Reporting Persons. David Koenig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,742
	8.	Shared Voting Power 3,603,196
	9.	Sole Dispositive Power 2,742
	10.	Shared Dispositive Power 3,603,196

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,605,938
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69423U305

1.	Names of Reporting Persons. Phil DeSantis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,207
	8.	Shared Voting Power 3,603,196
	9.	Sole Dispositive Power 4,207
	10.	Shared Dispositive Power 3,603,196

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,607,403
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69423U305

1.	Names of Reporting Persons. Jonathan Weiss
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,603,196
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,603,196

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,603,196
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69423U305

1.	Names of Reporting Persons. Candlewood Investment Group General, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,603,196
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,603,196

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,603,196
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 69423U305

1.	Names of Reporting Persons. Candlewood Special Situations General, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,603,196
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,603,196

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,603,196
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 69423U305

1.	Names of Reporting Persons. Candlewood Special Situations Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,603,196
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,603,196

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,603,196
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) OO

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 39,811,296 outstanding shares of Common Stock as of March 15, 2017, as reported in the Issuer’s Form 10-K filed on March 15, 2017. Certain private investment funds advised by the Investment Manager, including the Special Situations Fund, directly hold the shares of Common Stock. The Fund GP serves as general partner to certain of these private investment funds, including the Special Situations Fund.

The Special Situations Fund and certain other private investment funds advised by the Investment Manager also directly hold shares of non-voting common stock, $0.001 par value, of the Issuer (the “Non-Voting Common Stock”). The Special Situations Fund holds 1,797,147 shares of Non-Voting Common Stock and certain other private investment funds advised by the Investment Manager hold, in the aggregate, 285,941 shares of Non-Voting Common Stock. The Non-Voting Common Stock are convertible on a one-for-one basis into Common Stock (i) if the holder of such shares of Non-Voting Common Stock and any of its affiliates would not, after such conversion, beneficially own greater than 9.99% of the Company’s outstanding shares of Common Stock and (ii) no earlier than sixty-one days after the Company receives a notice of conversion from the holder. Because the Reporting Persons cannot acquire such converted Common Stock within sixty days, they do not have beneficial ownership of such converted Common Stock.

(c) Schedule B sets forth all transactions with respect to the Common Stock effected by any Reporting Person and any person named in Schedule A since the filing of Amendment No. 4 to the Schedule 13D.

(d) The private investment funds advised by the Investment Manager that directly hold the shares of Common Stock have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock (the “Economic Interest”) reported as beneficially owned by the Investment Manager, the Fund GP, the Manager GP and the Managing Partners. The Economic Interest of the Special Situations Fund exceeds five percent of the Common Stock.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2017

CANDLEWOOD INVESTMENT GROUP, LP

By:	/s/ Janet Miller
Name:	Janet Miller
Title:	COO/GC/Authorized Person

CANDLEWOOD INVESTMENT GROUP GENERAL, LLC

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Manager

CANDLEWOOD SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ David Koenig
Name:	David Koenig
Title:	Portfolio Manager

CANDLEWOOD SPECIAL SITUATIONS GENERAL, LLC

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Class A Member

/s/ Michael Lau
Michael Lau

/s/ David Koenig
David Koenig

/s/ Phil DeSantis
Phil DeSantis

/s/ Jonathan Weiss
Jonathan Weiss

Schedule B

Except as otherwise noted below, all such transactions were sales of Common Stock effected in the open market.

Name	Date of Transaction	Amount of Securities		Price per Share
Special Situations Fund	March 15, 2017	93,724	(1)	$6.7612	(2)
Funds advised by the Investment Manager	March 15, 2017	1,382	(1)	$6.7612	(2)
Special Situations Fund	March 15, 2017	246,368	(1)	$6.70
Funds advised by the Investment Manager	March 15, 2017	3,632	(1)	$6.70
Special Situations Fund	March 16, 2017	134,162	(1)	$6.7223	(3)
Funds advised by the Investment Manager	March 16, 2017	1,978	(1)	$6.7223	(3)
Special Situations Fund	March 16, 2017	246,368	(1)	$6.70
Funds advised by the Investment Manager	March 16, 2017	3,632	(1)	$6.70
Special Situations Fund	March 17, 2017	87,712	(1)	$6.7351	(4)
Funds advised by the Investment Manager	March 17, 2017	1,293	(1)	$6.7351	(4)
Special Situations Fund	March 17, 2017	344,915	(1)	$6.65
Funds advised by the Investment Manager	March 17, 2017	5,085	(1)	$6.65
Special Situations Fund	March 17, 2017	246,368	(1)	$6.70
Funds advised by the Investment Manager	March 17, 2017	3,632	(1)	$6.70

(1)	The shares sold were allocated among the selling private investment funds pursuant to the Investment Manager’s trade allocation policy.
(2)	The transactions were executed in multiple trades at prices ranging from $6.70 to $7.05. The price above reflects the weighted average sales price. Detailed information regarding the number of shares sold at each separate price will be provided upon request by the staff of the Securities and Exchange Commission.
(3)	The transactions were executed in multiple trades at prices ranging from $6.70 to $6.85. The price above reflects the weighted average sales price. Detailed information regarding the number of shares sold at each separate price will be provided upon request by the staff of the Securities and Exchange Commission.
(4)	The transactions were executed in multiple trades at prices ranging from $6.70 to $6.78. The price above reflects the weighted average sales price. Detailed information regarding the number of shares sold at each separate price will be provided upon request by the staff of the Securities and Exchange Commission.